Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022-4731

March 9, 2011

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:     Forest Laboratories, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-5438

Dear Mr. Rosenberg,

We are respectfully writing to respond to the comment letter from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the Staff) dated February 7, 2011, addressed to Mr. Howard Solomon, Chairman, President and Chief Executive Officer, relating to our annual report on Form 10-K (Form 10-K) for the year ended March 31, 2010, which was filed on May 26, 2010.

If a particular comment from the Staff in the Letter requests revised disclosures, we include, in our response to such comment, the nature and timing of such revised disclosures. To assist in your review, we have included the Staff’s comments in advance of each of our responses below and use the same numbering as contained in the Letter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unless otherwise indicated, references in this letter to “we” and “our” refer to Forest Laboratories, Inc. (the Company) on a consolidated basis.

Notes to Consolidated Financial Statements
Note 13, Contingencies, page 66

1.
For matters disclosed in this note, you have not disclosed the possible loss or range of loss; or a statement that an estimate of loss cannot be made as required by ASC 450. Provide us proposed disclosure to be included in future periodic reports.

The Company acknowledges the Staff’s comment concerning those matters disclosed in Note 13 on page 66 of the Company’s Form 10-K filed May 26, 2010 as to which the possible loss or range of loss is not provided.  In response to the Staff’s comment, we have reviewed each such matter and do not believe that a possible loss or range of loss could be reasonably estimated either at the time of filing or today.  We intend to include in our future filings, beginning with our Form 10-K for the period ending March 31, 2011, expanded disclosure within the contingencies footnote as detailed below, as appropriate:

At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Management’s Discussion and Analysis of Financial Condition
Results of Operations, page 78

2.
You state here that the patent for Lexapro, from which you have consistently generated 58% of your product sales revenue, will expire in 2012. Please provide us proposed disclosure for inclusion in future periodic reports that discusses the expected effect of this expiration on your results of operations and financial position. Furthermore, please also discuss the steps you are taking to mitigate the effect of this and/or future patent cliffs.

The Company acknowledges the Staff’s comment concerning matters disclosed in Management’s Discussion and Analysis of Financial Condition in the Results of Operations section on page 78 of the Company’s Form 10-K filed May 26, 2010.  In response to the Staff’s comment, the Company acknowledges its responsibility, and fully intends to address the impact of the pending expiration of the Lexapro patent.  The patent will expire in March 2012, and the Company expects to first experience the sales impact in the fourth quarter of fiscal 2012, and will address the impacts of this loss of exclusivity in greater detail in our Form 10-K for the period ending March 31, 2011 and in subsequent periodic reports leading up to the patent expiration.

3.
Please provide us proposed disclosure for inclusion in future periodic reports that discusses your criteria for deeming a research and development project significant. Please identify the projects that fit those criteria, which may or may not include those that are already listed on pages 80-81 in their entirety, and disclose for each the costs incurred on the project during each of the periods presented and cumulative to the most recent financial period presented. For the remainder of research and development programs that you do not deem significant, summarize the number of programs and the research and development expenses for each period by therapeutic class showing preclinical vs. clinical.

The Company acknowledges the Staff’s comment concerning matters disclosed in Management’s Discussion and Analysis of Financial Condition in the Results of Operations section on page 78 of the Company’s Form 10-K filed May 26, 2010.

As described in detail in previous letters to and conversations with the Staff, the Company’s business model is based on the in-licensing or acquisition of new clinical or near-clinical stage development products.  Based on our business model, the Company does not discover or develop unknown or novel compounds, and therefore, any pre-clinical projects are typically insignificant.  We disclose the level of detail appropriate for all of our research and development programs and update investors as programs progress and are completed or abandoned.  In our Form 10-K and  quarterly 10-Q filings, we provide detailed information related to all of the research and development projects in our pipeline, regardless of materiality or phase of development. We include specific product candidates, phases of development and therapeutic areas. We also provide a discussion related to significant events impacting our research and development pipeline and, as a product candidate nears the end of development, we provide an estimated timeframe for various notable and/or significant events in the product life cycle, such as expected U.S. regulatory filing. The Company believes that its existing disclosures provide our investors with an appropriate level of detail and disclosing the costs incurred on a project by project basis would be detrimental to the Company’s competitive position and would not materially improve the investors’ understanding of our financial position or future operations taken as a whole.

Critical Accounting Policies
Revenue Recognition, page 82

4.
On page 76 you state that the healthcare reforms that took effect in 2010 may impact patient access to pharmaceutical products. Please provide us proposed disclosure for inclusion in future periodic reports that quantifies the (range of) impact this may have on your revenues. If you are unable to estimate the impact, please state that fact and quantify the revenues you recognized during the periods that would be effected by the reforms.

The Company acknowledges the Staff’s comment concerning matters disclosed in Critical Accounting Policies section, Revenue Recognition, on pages 80-82 of the Company’s Form 10-K filed May 26, 2010.  In response to the Staff’s comment, we intend to include in our future filings, beginning with our Form 10-K for the period ending March 31, 2011, expanded disclosure around the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 as detailed below:

On March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, which are more commonly known collectively as the Healthcare Reform Bill.  The stated goals of this legislation include reducing the number of uninsured Americans, improving the quality of healthcare delivery and reducing projected healthcare costs.  Many of the strategies included in this law will impact manufacturers of branded pharmaceutical products.

Forest is paying particular attention to two categories of provisions in the law:  those which will impact rebates paid to public and private payers and those which might impact patient access to pharmaceutical products.  The former category, containing provisions which take effect in 2010, includes an increase in the Medicaid mandatory rebate (from 15.1% to 23.1% for branded pharmaceutical products), provision of Medicaid Fee-for-Service rebates to drugs adjudicated through Medicaid Managed Care Plans, changes in the calculation of certain pricing information reported to the government and extension of favorable government pricing to additional entities.  This category also includes manufacturer rebates to certain patients in the Medicare Part D coverage gap and a fee on pharmaceutical manufacturers, both of which will be implemented in 2011.  The Company expects the increase in the Medicaid mandatory rebate to impact our gross to net calculation, potentially reducing net revenue in the range of $12,600 to $15,400 for fiscal 2012. Further, the manufacturer rebates in respect of patients in the Medicare Part D coverage gap is expected to reduce net revenues in the range of $86,400 to $101,100 for fiscal 2012. The latter category includes a CMS ruling on protected drug classes in 2011 in addition to certain expansions of the Medicaid program and the creation of “Health Insurance Exchanges” in 2014.

If you have any questions or comments relating to our responses, please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,

Forest Laboratories, Inc.

By:    /s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer

cc:           Francis I. Perier, Jr.
Herschel S. Weinstein
Melissa Cooper